# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GameSquare Holdings, Inc., CIK 0001714562
CUSIP: 36468G103
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 6775 Cowboys Way, Ste. 1335, Frisco, Texas (TX), 75034
Date of event which requires filing of this statement: 05/22/2026
Amends the filing with accession number 0001493152-26-019201
Filed by CIK 0001972219
Persons authorized to receive notices and communications: Thomas Walker, One Cowboys Way, Suite 100, Frisco, Texas (TX), 75034, (972) 497-4900

## Reporting persons
- Blue & Silver Ventures, Ltd. (CIK 0001972219): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 6,332,582; shared voting power 0; sole dispositive power 6,332,582; shared dispositive power 0; aggregate amount beneficially owned 6,332,582 (6.73% of the class)
  Comment: (1) Consists of (i) 5,997,620 shares of Common Stock held directly by Blue & Silver, including 1,371,439 shares of Common Stock formerly held by Goff Jones and distributed to Blue & Silver and (ii) 334,962 shares of Common Stock issuable upon the exercise of warrants held by Blue & Silver, including 205,716 shares of Common Stock issuable upon the exercise of PIPE warrants formerly held by Goff Jones and assigned to Blue & Silver. Blue & Silver is a member of Goff Jones and, as a result, received a share of the securities held by Goff Jones prior to the dissolution of Goff Jones, which no longer holds any Common Stock or securities exercisable for Common Stock of the Issuer. (2) The percentage of class was calculated based on 93,696,723 Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2026, and assuming the conversion of the warrants of the Issuer held by the Reporting Person into Common Stock, in accordance with Rule 13d-3(d)(1)(i) under the Act.
- Goff Jones Strategic Partners, LLC (CIK 0001974099): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Prior to its dissolution, Goff Jones distributed its Common Stock and securities exercisable for Common Stock on May 22, 2026 to its members, including Blue & Silver, and no longer holds any Common Stock or securities exercisable for Common Stock of the Issuer. No securities were sold by Goff Jones as part of the dissolution.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: GameSquare Holdings, Inc.
Address of issuer's principal executive offices: 6775 Cowboys Way, Ste. 1335, Frisco, Texas (TX), 75034
Comment: This Amendment No. 3 amends and supplements the statement on Schedule 13D filed on April 21, 2023 (the "Original Schedule 13D") as amended by that Schedule 13D/A filed on October 23, 2023 and that Schedule 13D/A filed on April 27, 2026 (together, the "Amended Schedules 13D") by the Reporting Persons (as defined in the Amended Schedules 13D) relating to the Common Stock, par value $0.0001 (the "Common Stock") of GameSquare Holdings, Inc. (the "Issuer"). This Amendment No. 3 is being filed to reflect a greater than 1% decrease in the percentage of Common Stock beneficially owned by certain of the Reporting Persons as a result of (i) changes in the number of outstanding Common Stock of the Issuer, (ii) purchases of Common Stock by Blue & Silver and (iii) distributions of Common Stock and securities exercisable for Common Stock by Goff Jones to its members, including Blue & Silver, prior to its dissolution, where Goff Jones no longer owns securities of the Issuer. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Original Schedule 13D, as amended by the Amended Schedules 13D. All capitalized terms used in this Amendment No. 3 and not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Amended Schedules 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Original Schedule 13D, as amended by the Amended Schedules 13D, is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed jointly by (i) Blue & Silver Ventures, Ltd., a Texas limited partnership ("Blue & Silver") and (ii) Goff Jones Strategic Partners, LLC (f/k/a Goff & Jones Lending Co, LLC), a Delaware limited liability company ("Goff Jones" and, together with Blue & Silver, the "Reporting Persons," and each, a "Reporting Person"). Blue & Silver is in the business of managing private investments and the investment vehicle of the Jones family (as further described below). Blue & Silver is a member of Goff Jones. Goff Jones is principally engaged in the business of investments in securities, including in securities of the Issuer. Goff Jones no longer serves its original purpose and is being dissolved. Prior to its dissolution, Goff Jones distributed all of its Common Stock and securities exercisable for Common Stock on May 22, 2026 to its members, including Blue & Silver, and no longer holds any securities of the Issuer. No securities were sold by Goff Jones as part of the dissolution. The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Act"), was filed as Exhibit 99.1 to the Schedule 13D/A filed on April 27, 2026 and is incorporated herein by reference.
Residence or business address: The address of the principal business office of Blue & Silver is One Cowboys Way, Suite 100, Frisco, Texas, 75034. The address of the principal business office of Goff Jones is 3230 Camp Bowie Blvd., Suite 800, Fort Worth, Texas 76107.
Present principal occupation or employment: Blue & Silver is controlled by Jerral W. Jones, J. Stephen Jones, Charlotte Jones Anderson and Jerral W. Jones, Jr. (collectively, the "Jones") and Gene Chambers Jones ("Chambers"), each of whom is a limited partner of Blue & Silver. Mr. Jones' principal occupation is owner, president and general manager of the Dallas Cowboys. Each of the Jones' and Chambers is a citizen of the United States of America. Blue & Silver is a member of Goff Jones. Each of the Reporting Persons files this Schedule 13D/A jointly. The Reporting Persons are filing this Statement jointly, as they may have been considered a "group" under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. Further, Goff Jones is dissolving and no longer holds any securities of the Issuer as of May 22, 2026. For a description of the relationship between the Reporting Persons, see this Item 2 and Item 5 below.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor either of the Jones' and Chambers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor either of the Jones' and Chambers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See item 6 of the cover pages. Each of the Jones' and Chambers are citizens of the United States.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Original Schedule 13D is hereby amended and supplemented by inserting the following information at the end of Item 4: Prior to its dissolution, on May 22, 2026, Goff Jones effected the distribution of all of its Common Stock and securities convertible into Common Stock, without payment of consideration by Goff Jones' members. As a result of the distribution, Goff Jones no longer beneficially owns any securities of the Issuer. No securities of the Issuer were sold by Goff Jones as part of the dissolution.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to rows 7 through 13 on the cover pages of this Schedule 13D are incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to rows 7 through 13 on the cover pages of this Schedule 13D are incorporated by reference herein.
Transactions in the class effected during the past sixty days: The transactions in the Issuer's shares by the Reporting Persons during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Goff Jones ceased to be the beneficial owner of more than five percent of the Common Stock on May 22, 2026. Goff Jones no longer owns any securities of the Issuer.

## Signatures
- Blue & Silver Ventures, Ltd.: /s/ Thomas Walker, Thomas Walker, Assistant Treasurer (05/27/2026)
- Goff Jones Strategic Partners, LLC: /s/ Thomas Walker, Thomas Walker, Authorized Signatory (05/27/2026)